As filed with the Securities and Exchange Commission on April 12, 2002

Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FSI INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	3559	41-1223238
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3455 Lyman Boulevard
Chaska, Minnesota 55318
(952) 448-5440
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Donald S. Mitchell
Chairman and Chief Executive Officer
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318
(952) 448-5440
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Douglas P. Long, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7212
Fax (612) 766-1600

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	maximum
Title of	Amount	maximum	aggregate	Amount of
securities to	to be	offering price	offering	registration
be registered	registered	per share (1)	price (1)	fee

Common Stock, no par value, including rights to purchase preferred stock (2)	2,897,102 shares	$10.875	$31,505,984.25	$2,898.55

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices per share of the Registrant’s Common Stock on April 8, 2002 as reported on the Nasdaq National Market.

(2)	Rights to purchase preferred stock are initially attached to and trade with FSI Common Stock. Value attributable to the rights, if any, is reflected in the market price for FSI Common Stock.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
BUSINESS
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL OPINIONS
EXPERTS
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS
Schedule of Purchasers
Opinion of Faegre & Benson LLP
Consent of KPMG LLP
Powers of Attorney

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion. Dated April 12, 2002.

PROSPECTUS

2,897,102 Shares

FSI INTERNATIONAL, INC.

Common Stock

     This prospectus relates to shares of our common stock that may be sold by the selling shareholders named in this prospectus. The selling shareholders acquired these shares from us in a private placement completed on April 4, 2002. We will not receive any of the proceeds from the sale of those shares.

     Our common stock is traded on the Nasdaq National Market under the symbol “FSII.” On April 8, 2002, the last sale price for the common stock, as reported on the Nasdaq National Market, was $10.72 per share.

     See “Risk Factors” beginning on page 2 for factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission (the “SEC” or the “Commission”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2002

BUSINESS

     FSI International, Inc., a Minnesota corporation organized in 1973, designs, develops, manufactures, markets and supports microlithography and surface conditioning equipment used in the fabrication of microelectronics, such as advanced semiconductor devices and thin film heads. We have two divisions, the Surface Conditioning Division and the Microlithography Division.

     The Surface Conditioning Division sells and services equipment that uses wet, vapor, cryogenic and other chemistry techniques to clean, strip or etch the surfaces of silicon wafers. The Microlithography Division supplies photoresist processing equipment and services for the semiconductor and thin film head markets.

     These divisions are supported by a shared services group that provides finance, human resources, information technology, sales and corporate marketing, and other administrative support.

     We market our products directly in North America and in Europe, Asia Pacific and Japan primarily through two affiliated distributors, Metron Technology, B.V. and m•FSI, Ltd. Through these affiliated international distributors we provide timely and efficient worldwide support.

     Our principal executive offices are located at 3455 Lyman Boulevard, Chaska, Minnesota 55318, and our telephone number is (952) 448-5440. Our Internet site is located at http://www.fsi-intl.com. Information contained on our Internet site is not part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in our common stock.

RISK FACTORS

     Our business faces significant risks. You should consider carefully the following risk factors before making your investment decision. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial also may impair our business operations. These risks should be read in conjunction with the other information set forth in this prospectus. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Because our business depends on the amount that manufacturers of microelectronics spend on capital equipment, downturns in the microelectronics industry may adversely affect our results.

     The microelectronics industry experiences periodic downturns, which may have a negative effect on our sales and operating results. Our business depends on the amounts that manufacturers of microelectronics spend on capital equipment. The amounts they spend on capital equipment depend on the existing and expected demand for semiconductor devices and products that use semiconductor devices. The microelectronics industry has experienced downturns in business activity in the past and the industry currently is experiencing a significant downturn. In fact, in calendar 2001 the industry experienced the worst decline in its history. When a downturn occurs, some semiconductor manufacturers experience lower demand and increased pricing pressure for their products. As a result, they are likely to purchase less semiconductor processing equipment and have sometimes delayed making decisions to purchase capital equipment. In some cases, semiconductor manufacturers have canceled or delayed orders for our products. The semiconductor industry experienced a downturn in 1998 and 1999, which seriously harmed our operating results during that period. Typically, the semiconductor equipment industry has experienced more pronounced decreases in net sales than the semiconductor industry as a whole.

     We, along with others in the industry, have recently experienced a significant downturn in orders for new equipment as well as delays in or cancellations of existing orders. We cannot predict the extent and length of the current downturn. In addition:

•	the semiconductor industry may experience other, possibly more severe and prolonged, downturns in the future;

•	any future recovery of the semiconductor industry may not result in an increased demand by semiconductor manufacturers for capital equipment or our products; and

•	the semiconductor industry may not improve in the near future or at all.

If we do not continue to develop new products, we will not be able to compete effectively.

     Our business and results of operations could decline if we do not develop and successfully introduce new or improved products that the market accepts. The technology used in microelectronics manufacturing equipment and processes changes rapidly. Industry standards change constantly and equipment manufacturers frequently introduce new products. We believe that microelectronics manufacturers increasingly rely on equipment manufacturers like us to:

•	Design and develop more efficient manufacturing equipment;

•	Design and implement improved processes for microelectronics manufacturers to use; and

•	Make their equipment compatible with equipment made by other equipment manufacturers.

     To compete, we must continue to develop, manufacture, and market new or improved products that meet changing industry standards. To do this successfully, we must:

•	Select appropriate products;

•	Design and develop our products efficiently and quickly;

•	Implement our manufacturing and assembly processes efficiently and on time;

•	Make products that perform well for our customers;

•	Market and sell our products effectively; and

•	Introduce our new products in a way that does not reduce sales of our existing products.

Failure of our products to gain market acceptance would adversely affect our financial condition.

     We believe that our growth prospects depend upon our ability to gain customer acceptance of our products and technology, particularly 300 mm products. Market acceptance of products depends upon numerous factors, including:

•	Compatibility with existing manufacturing processes and products;

•	Ability to displace incumbent suppliers;

•	Perceived advantages over competing products; and

•	The level of customer service available to support such products.

     Moreover, manufacturers often rely on a limited number of equipment vendors to meet their manufacturing equipment needs. As a result, market acceptance of our products may be affected adversely to the extent potential customers utilize a competitor’s manufacturing equipment. There can be no assurance that sales of new products will remain constant or grow or that we will be successful in obtaining broad market acceptance of our systems and technology.

     We expect to spend a significant amount of time and resources to develop new systems and enhance existing systems. In light of the long product development cycles inherent in our industry, we will make these expenditures well in advance of the prospect of deriving revenue from the sale of any new systems. Our ability to commercially introduce and successfully market any new systems is subject to a wide variety of challenges during this development cycle, including start-up bugs, design defects and other matters that could delay introduction of these systems to the marketplace. In addition, since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize or orders that do materialize may be canceled. As a result, if we do not achieve market acceptance of new products, we may not be able to realize sufficient sales of our systems in order to recoup research and development expenditures. The failure of any of our new products to achieve market acceptance would harm our business, financial condition, and results of operations and cash flows.

Future acquisitions may dilute our shareholders’ ownership interests and have other adverse consequences.

     Because of consolidations in the semiconductor equipment industry we serve and other competitive factors, our management will seek to acquire additional product lines, technologies, and businesses if suitable opportunities develop. Acquisitions may result in the issuance of our stock, which may dilute our shareholders’ ownership interests and reduce earnings per share. Acquisitions also may increase debt levels and the related goodwill and other intangible assets, which could have a significant negative effect on our financial condition and operating results. In addition, acquisitions involve numerous risks, including:

•	Difficulties in absorbing the new business, product line, or technology;

•	Diversion of management’s attention from other business concerns;

•	Entering new markets in which we have little or no experience; and

•	Possible loss of key employees of the acquired business.

Because of the volatility of our stock price, the ability to trade FSI shares may be adversely affected and our ability to raise capital through future equity financing may be reduced.

     Our stock price has been volatile in the past and may continue to be so in the future. In the 2001 fiscal year, for example, our stock price ranged from $7.75 to $18.50 per share. In the first half of fiscal 2002, our stock price ranged from $6.71 to $16.25.

     The trading price of our common shares is subject to wide fluctuations in response to various factors, some of which are beyond our control, including the following:

•	Failure to meet the published expectations of securities analysts for a given quarterly period;

•	Changes in financial estimates by securities analysts;

•	Press releases or announcements by, or changes in market values of, comparable companies;

•	Stock market price and volume fluctuations, which are particularly common among securities of high technology companies;

•	Stock market price and volume fluctuations attributable to inconsistent trading volume levels;

•	Additions or departures of key personnel; and

•	Involvement in or adverse results from litigation.

     The prices of technology stocks, including ours, have been particularly affected by extreme fluctuations in price and volume in the stock market generally. These fluctuations often have been unrelated to the operating performance of the companies whose stock is traded. These broad stock market fluctuations may have a negative effect on our future stock price.

     In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. In the future we could be the target of this type of litigation. Securities litigation may result in substantial costs and divert management’s attention and resources, which can seriously harm our business.

Because our quarterly operating results are volatile, our stock price could decrease.

     In the past, our operating results have fluctuated from quarter to quarter and are likely to do so in the future. These fluctuations may have a significant impact on our stock price. The reasons for the fluctuations in our operating results, such as sales, gross profits, and net income, include:

•	The Timing of Significant Customer Orders and Customer Spending Patterns. During industry downturns, our customers may ask us to delay or even cancel the shipment of equipment orders. Delays and cancellations may adversely affect our operating results in any particular quarter if we are unable to recognize revenue for particular sales in the quarter in which we expected those sales.

•	The Timing of New Product and Service Announcements By Us or Our Competitors. New product announcements by us and our competitors could cause our customers to delay a purchase or to decide to purchase products of one of our competitors which would adversely affect our revenue and, therefore, our results of operations. New product announcements by others may make it necessary for us to reduce prices on our products or offer more service options, which could adversely impact operating margins and net income.

•	The Mix of Products Sold And The Market Acceptance of Our New Product Lines. The mix of products we sell varies from period to period, and because margins vary among or within different product lines, this can adversely affect our results of operations. If we fail to sell our products which generate higher margins, our average gross margins may be lower than expected. If we fail to sell our new product lines, our revenue may be lower than expected.

•	General Global Economic Conditions or Economic Conditions in a Particular Region. When economic conditions in a region or worldwide worsen, customers may delay or cancel their orders. There also may be an increase in the time it takes to collect payment from our customers or even outright payment defaults. This can negatively affect our cash flow and our results.

     As a result of the factors we list above, our future operating results are difficult to predict. Further, we base our current and future expense plans in significant part on our expectations of our longer-term future revenue. As a result, we expect our expense levels to be relatively fixed in the short-run. An unanticipated decline in revenue for a particular quarter may disproportionately affect our net income in that quarter. If our revenue is below our projections, then our operating results will also be below expectations. Any one of the factors we list above, or a combination of them, could adversely affect our quarterly results of operations, and consequently may cause a decline in our share price.

Because international sales are important to us, and because most of our international sales are through our affiliated distributors, reductions in the sales efforts of these affiliates could adversely affect our results.

     The profits or losses of our affiliated distributors, Metron Technology B.V. and m•FSI Ltd., can also significantly affect our financial results. We make most of our international sales through these affiliated distributors. As of February 23, 2002 we had a 21% ownership interest in Metron and a 49% interest in m•FSI. Sales through m•FSI for the first half of fiscal 2002 were $3.7 million, or 4% of our total sales. Fiscal 2001 sales through m•FSI were $18.0 million, or 8% of our total sales. Sales through Metron for the first half of fiscal 2002 were $8.6 million, or 10% of our total sales. Fiscal 2001 sales through Metron were $93.2 million, or 43% of our total sales. In addition, these affiliates also provide service and support to many of our international customers. Metron and m•FSI also distribute or sell products for companies other than us. If either of these affiliates reduced its sales efforts, lost the business of a significant company for which it distributes or sells products, lost a significant customer, or otherwise became less financially viable, it could have a negative effect on our operating results.

     We cannot guarantee that Metron or m•FSI will continue to distribute our products or the products of other companies successfully. The failure of Metron or m•FSI to do so could have a significant negative effect on our results of operations.

Changes in demand caused by fluctuations in interest and currency exchange rates may reduce our international sales.

     Almost all of our direct international sales are denominated in U.S. dollars. Nonetheless, changes in demand caused by fluctuations in interest and currency exchange rates may affect our international sales. Most of our international sales, however, are through our affiliated distributors. Metron’s sales of our products and other companies’ products are denominated primarily in U.S. dollars, but Metron’s expenses are generally denominated in foreign currencies. Accordingly, fluctuations in interest and currency exchange rates may affect Metron’s financial results. Sales for m•FSI are denominated in yen. As a result, U.S. dollar/yen exchange rates may affect our equity interest in m•FSI’s earnings.

     Metron and m•FSI sometimes engage in so-called “hedging” or risk-reducing transactions to try to limit the negative effects that the devaluation of foreign currencies relative to the U.S. dollar could have on operating results. They will do so if a sale denominated in a foreign currency is sufficiently large to justify the costs of hedging. To hedge a sale, Metron or m•FSI typically will commit to buy U.S. dollars and sell the foreign currency at a given price at a future date. If the customer cancels the sale, Metron or m•FSI may be forced to buy U.S. dollars and sell the foreign currency at market rates to meet its hedging obligations and may incur a loss in doing so. To date, the hedging activities of Metron and m•FSI have not had any significant negative effect on us. The adoption of SFAS 133 by Metron and m•FSI may cause more volatility in our equity in earnings of affiliates.

Because of the need to meet and comply with numerous foreign regulations and policies, the changeability of the political and economic environments in foreign jurisdictions and the difficulty of managing business overseas, we may not be able to sustain our historical level of international sales.

     We and our affiliates operate in a global market. In the first half of fiscal 2002, approximately 21% of our sales revenue derived from sales outside the United States. In fiscal 2001, approximately 60% of our sales revenue derived from sales outside the United States. In fiscal 2000, this figure was 53%, and in fiscal 1999 it was 29%. These figures include sales through Metron and m•FSI, which accounted for 69% of international sales in the first half of fiscal 2002, 85% in fiscal 2001, 87% in fiscal 2000 and 92% in fiscal 1999. We expect that international sales will continue to represent a significant portion of total sales. Sales to customers outside the United States involve a number of risks, including the following:

•	Imposition of government controls;

•	Compliance with U.S. export laws and foreign laws;

•	Political and economic instability;

•	Trade restrictions;

•	Changes in taxes and tariffs;

•	Longer payment cycles;

•	Difficulty of administering business overseas; and

•	General economic conditions.

     In particular, the Japanese and Asia Pacific markets are extremely competitive. The semiconductor device manufacturers located there are very aggressive in seeking price concessions from suppliers, including equipment manufacturers like us. In fiscal 2001, approximately 38% of our international sales were attributable to these markets.

     We seek to meet technical standards imposed by foreign regulatory bodies. However, we cannot guarantee that we will be able to comply with those standards in the future. Any failure by us to design products to comply with foreign standards could have a significant negative impact on us.

Because of the significant financial resources needed to offer a broad range of products, to maintain customer service and support and to invest in research and development, we may be unable to compete with larger, better established competitors.

     The microelectronics equipment industry is highly competitive. We face substantial competition throughout the world. We believe that to remain competitive, we will need significant financial resources to offer a broad range of products, to maintain customer service and support, and to invest in research and development. We believe that the microelectronics industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis. Some of our competitors have substantially greater financial, marketing, and customer-support capabilities than us. Large equipment manufacturers may enter the market areas in which we compete. In addition, smaller, emerging microelectronics equipment companies provide innovative technology. We expect that our competitors will continue to improve the design and performance of their existing products and processes. We also expect them to introduce new products and processes with better performance and pricing. We cannot guarantee that we will continue to compete effectively in the United States or elsewhere. This could have a significant negative impact on our business, operating results and financial condition.

Because we do not have long-term sales commitments with our customers, if these customers decide to reduce, delay or cancel orders or choose to deal with our competitors, then our results will be adversely affected.

     If our significant customers, including IBM, Texas Instruments, STMicroelectronics, Philips Semiconductor or 1st Silicon, reduce, delay, or cancel orders, then our operating results could suffer. Our largest customers have changed from year to year; however, sales to our top five customers accounted for approximately 46% of revenues in fiscal 2001, 45% in fiscal 2000 and 49% in fiscal 1999. Our top five customers accounted for approximately 63% of revenues in the first half of 2002. Philips Semiconductor accounted for approximately 10% of revenues in fiscal 2001. Texas Instruments accounted for 40% of revenues in the first half of fiscal 2002. Texas Instruments accounted for 14% of revenues in fiscal 2001, 15% in fiscal 200 and 13% in 1999. STMicroelectronics represented 11% of revenues in fiscal 2000. IBM accounted for approximately 24% of revenues for fiscal 1999. We currently have no long-term sales commitments with any of our customers. Instead, we generally make sales under purchase orders. Our backlog at August 25, 2001 was $37.1 million of which 44% was comprised of orders from two customers. All orders are subject to cancellation or delay by the customer.

Our backlog may not result in future net sales.

     We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order on a case by case basis to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog ultimately will result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business.

Because we retained certain liabilities from the divestiture of the Chemical Management Division or agreed to indemnify The BOC Group, Inc. (“BOC”) with respect to specified obligations and liabilities, we may experience charges in excess of the reserves established at the time of the divestiture which could negatively impact results from operations.

     In connection with the divestiture of the Chemical Management Division, we retained certain liabilities and agreed to indemnify BOC with respect to certain specified obligations and liabilities. If we experience liabilities or charges in excess of established reserves and it is ultimately determined that an adjustment in favor of BOC is warranted, our results of operations could be adversely impacted due to additional costs associated with those reserves or the request to return to BOC a portion of the purchase price because of such adjustments.

It may be difficult for us to compete with stronger competitors resulting from industry consolidation.

     In the past several years, we have seen a trend toward consolidation in the microelectronics equipment industry. We expect the trend toward consolidation to continue as companies seek to strengthen or maintain their market positions in a rapidly changing industry. We believe that industry consolidations may result in competitors that are better able to compete. This could have a significant negative impact on our business, operating results, and financial condition.

Because we depend upon our management and technical personnel for our success, the loss of key personnel could place us at a competitive disadvantage.

     Our success depends to a significant extent upon our management and technical personnel. The loss of a number of these key persons could have a negative effect on our operations. Competition is high for such personnel in our industry in all of our locations. We periodically review our compensation and benefit packages to ensure that they are competitive in the marketplace and make adjustments or implement new programs for that purpose, as appropriate. We cannot guarantee that we will continue to attract and retain the personnel we require to continue to grow and operate profitably.

Our employment costs in the short-term are to a large extent fixed, and therefore any unexpected revenue shortfall could adversely affect our operating results.

     Our operating expense levels are based in significant part on our head count, which generally is driven by longer-term revenue goals. For a variety of reasons, particularly the high cost and disruption of lay-offs and the costs of recruiting and training, our head count in the short-term is, to a large extent, fixed. Accordingly, we may be unable to reduce employment costs in a timely manner to compensate for any unexpected revenue or gross margin shortfall, which could have a material adverse effect on our operating results.

Because our intellectual property is important to our success, the loss or diminution of our intellectual property rights through legal challenge by others or from independent development by others, could adversely affect our business.

     We attempt to protect our intellectual property rights through patents, copyrights, trade secrets, and other measures. However, we believe that our financial performance will depend more upon the innovation, technological expertise, and marketing abilities of our employees than on such protection. In connection with our intellectual property rights, we face the following risks:

•	Our pending patent applications may not be issued or may be issued with more narrow claims;

•	Patents issued to us may be challenged, invalidated, or circumvented;

•	Rights granted under issued patents may not provide competitive advantages to us;

•	Foreign laws may not protect our intellectual property rights; and

•	Others may independently develop similar products, duplicate our products, or design around our patents.

     As is typical in the semiconductor industry, we occasionally receive notices from others alleging infringement claims. We have been involved in patent infringement litigation in the past and one of our subsidiaries, SCD Mountain View, Inc., is involved in such litigation. We could become involved in similar lawsuits or other patent infringement claims in the future. We cannot guarantee the outcome of such lawsuits or claims, which may have a significant negative effect on our business or operating results.

We are currently exposed to various risks related to legal proceedings or claims.

     FSI currently is, and in the future, may be, involved in legal proceedings or claims regarding patent infringement, intellectual property rights, contracts and other matters. These legal proceedings and claims, whether with or without merit, could be time-consuming and expensive to prosecute or defend, and could divert management’s attention and resources. There can be no assurance regarding the outcome of current or future legal proceedings or claims. If FSI is not able to resolve a claim, negotiate a settlement of the matter, obtain necessary licenses on commercially reasonable terms and/or successfully prosecute or defend its position. FSI’s business, financial condition and results of operations could be materially and adversely affected. See discussion of legal proceedings in the company’s quarterly report on Form 10-Q for the fiscal quarter ended February 23, 2002.

Our sales cycle is long and unpredictable, which could require us to incur high sales and marketing expenses with no assurance that a sale will result.

     Sales cycles for some of our products can run as long as 12 to 18 months. As a result, we may not recognize revenue from efforts to sell particular products for extended periods of time. We believe that the length of the sales cycle may increase as some current and potential customers centralize purchasing decisions into one decision-making entity. We expect this may intensify the evaluation process and require us to make additional sales and marketing expenditures with no assurance that a sale will result.

Adoption of the common European currency may adversely affect us and our affiliated distributors by requiring systems modifications and possibly increasing their currency exchange risks.

     The use of the Euro (a common European currency unit) began on January 1, 1999 and the transition period expired January 1, 2002. We do not expect the cost of any necessary systems modification to be material and do not anticipate that the introduction and use of the Euro will materially affect our results. Nor do we expect the Euro to have a material effect on the currency exchange risks of our or our affiliated distributors’ businesses. Our affiliate, Metron’s new operation information system is designed to accommodate the elimination of the legacy currencies. If their new system is not successfully implemented, this could have a material adverse effect on their business.

Changes to financial accounting standards may affect the Company’s reported results of operations.

     The Company prepares its financial statements to conform with accounting principles generally accepted in the United States of America (“GAAP”). The GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on the Company’s reported results and may even affect its reporting of transactions completed before a change is announced.

     Accounting policies affecting many other aspects of our business, including rules relating to purchase accounting for business combinations, revenue recognition, in-process research and development charges, employee stock purchase plans and stock option grants, have recently been revised or are under review. Changes to those rules or the questioning of the Company’s current accounting practices may have a material adverse effect on the Company’s reported financial results or on the way it conducts business. In addition, the Company’s preparation of financial statements in accordance with GAAP requires that it make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statement and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to the Company’s estimates and could impact its future operating results.

We do not intend to pay dividends.

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described above and elsewhere in this prospectus.

SELLING SHAREHOLDERS

     The following table presents the number of outstanding shares of our common stock beneficially owned by the selling shareholders as of April 4, 2002. The table also presents the maximum number of shares proposed to be sold by the selling shareholders and the number of shares they will own after the sales. The percentages are based on 29,359,783 shares outstanding on April 4, 2002.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After Offering
	Offering			(1)

		Percentage			Percentage
		of	Shares		of
Name	Number	Outstanding	Offered	Number	Outstanding

Maple Row (Bermuda) Ltd	151,463	*	105,263	46,200	*
Maple Row Partners, L.P.	421,052	1.4%	421,052	—	—
Sunken Treasures Ltd.	315,789	1.1%	315,789	—	—
UBS O’Connor LLC f/b/o O’Connor PIPES Corporate Strategies Ltd.	215,789	*	215,789	—	—
Eagle Asset Management	329,188	1.1%	105,263	223,925	*
SF Capital Partners Ltd.	315,789	1.1%	315,789	—	—
Needham Growth Fund (2)	250,000	*	150,000	100,000	*
Needham Aggressive Growth Fund (2)	15,000	*	5,000	10,000	*
Coutts Bank (Switzerland) Ltd.	263,157	*	263,157	—	—
AEGON/Transamerica Series Fund, Inc. – Third Avenue Value (3)	362,400	1.2%	100,000	262,400	*
Third Avenue Small-Cap Value Fund (3)	573,400	2.0%	200,000	373,400	1.3%
Third Avenue Value Fund (3)	3,679,000	12.5%	350,000	3,329,000	11.3%
Third Avenue Variable Series Trust Third Avenue Value Portfolio (3)	227,500	*	150,000	77,500	*
SunAmerica Style Select Series Small- Cap Value Portfolio (3)	200,000	*	200,000	—	—

*	Less than 1%.

(1)	Assumes sale of all shares of selling shareholders being offered.

(2)	Needham Growth Fund and Needham Aggressive Growth Fund (collectively, the “Needham Funds”) purchased an aggregate of 155,000 shares of common stock of the Company in a private placement completed on April 4, 2002 (the “Private Placement”). Needham Investment Management, LLC acts as investment adviser for each of the Needham Funds and has sole voting and investment power with respect to the shares owned by the Needham Funds. Needham Investment Management, LLC is an affiliate of Needham & Company, Inc. On April 4, 2002, Needham & Company, Inc. and its affiliates beneficially owned an aggregate of 668,421 shares of the Company, or 2.3% of the outstanding shares. Following the offering, Needham & Company, Inc. and its affiliates would beneficially own an aggregate of 513,421 shares of the Company, or 1.7% of the outstanding shares. Needham & Company, Inc. disclaims beneficial ownership of all shares referred to in this footnote (2). Needham & Company, Inc. acted as a placement agent in the Private Placement and received placement fee in the amount of $620,549.34 plus reasonable out-of-pocket expenses.

(3)	AGEON/Transamerica Series Fund, Inc.- Third Avenue Value, Third Avenue Small-Cap Value Fund, Third Avenue Value Fund, Third Avenue Variable Series Trust Third Avenue Value Portfolio, and SunAmerica Style Select Series Small-Cap Value Portfolio (collectively, the “Third Avenue Entities”) purchased an aggregate of 1,000,000 shares of common stock of the Company in the Private Placement. EQSF Advisers, Inc. (“EQSF”) acts as investment adviser for each of the Third Avenue Entities and has sole voting and investment power with respect to the shares owned by the Third Avenue Entities. On April 4, 2002, EQSF and M.J. Whitman Advisers, Inc., affiliated by common ownership, beneficially owned an aggregate of 5,645,725 shares of the Company, or 19.2% of the outstanding shares. Following the offering, EQSF and M.J. Whitman Advisers, Inc. would beneficially own an aggregate of 4,645,725 shares of the Company, or 15.8% of the outstanding shares.

PLAN OF DISTRIBUTION

     The selling shareholders may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq National Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

     The selling shareholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling shareholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act of 1933, as amended (the “Securities Act”), as permitted by that rule. The selling shareholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling shareholders and broker-dealers that participate with the selling shareholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

     The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify certain persons, including broker-

dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     Upon notification to us by a selling shareholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

     In addition, upon being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available at the office of the National Association of Securities Dealers, Inc. For more information on obtaining copies of our public filings at the National Association of Securities Dealers, Inc., you should write to National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus are sold:

•	Annual Report on Form 10-K for the fiscal year ended August 25, 2001 filed pursuant to Section 15(d) of the Exchange Act (File No. 0-17276).

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended November 24, 2001 and February 23, 2002 (File No. 0-17276).

•	Current Reports on Form 8-K filed with the Commission on January 24, 2002 and April 5, 2002 (File No. 0-17276).

•	The description of (i) our common stock contained in the Registration Statement on Form 8-A filed with the Commission on November 1, 1988 under the Exchange Act, and all amendments and reports filed for the purpose of updating such description and (ii) the rights to purchase preferred stock contained in the Registration Statement on Form 8-A filed with the Commission on June 5, 1997 under the Exchange Act, as amended in the Registration Statements on Form 8-A/A filed with the Commission on April 16, 1998 and April 9, 2002, and all amendments and reports filed for the purpose of updating such description.

     You may request a copy of these filings (other than an exhibit to a filing, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Corporate Secretary
FSI International, Inc.
3455 Lyman Boulevard
Chaska, Minnesota 55318
(952) 448-5440

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

LEGAL OPINIONS

     Faegre & Benson LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, will pass upon the validity of the shares of common stock offered by this prospectus.

EXPERTS

     Our financial statements and schedule as of August 25, 2001 and August 26, 2000, and for each of the years in the three-year period ended August 25, 2001, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audit reports refer to a change of accounting for revenue recognition based on guidance provided in SEC Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements.”

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

SEC registration fee	$2,899
Nasdaq listing fee	22,500
Legal services and expenses	125,000
Accounting services and expenses	25,000
Printing fees	2,500
Miscellaneous	15,101

Total	$193,000

     Except for the SEC registration fee and the Nasdaq listing fee, all of the foregoing expenses have been estimated. The selling shareholders will bear fees and disbursements of their own legal counsel and accountants and transfer taxes. The Registrant will bear all other expenses.

Item 15. Indemnification of Directors and Officers.

     Section 4.01 of our Restated By-Laws provides that we shall indemnify our directors and officers to the full extent required or permitted by Minnesota Statutes or by other provisions of law. Section 302A.521 of the Minnesota Business Corporation Act provides in substance that, unless prohibited or limited by its articles of incorporation or by-laws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his or her official capacity against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are:

     (1)  that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements, and expenses;

     (2)  that such person acted in good faith;

     (3)  that no improper personal benefit was obtained by such person and certain statutory conflicts of interest provisions have been satisfied, if applicable;

     (4)  that, in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and

     (5)  that such person acted in a manner he reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation.

     The determination as to eligibility for indemnification is made by the members of the corporation’s board of directors or a committee of the board who are at the time not parties to the proceeding under consideration, by special legal counsel, by the shareholders who are not parties to the proceeding, or by a court.

     Article VIII of our Restated Articles of Incorporation provides that no director shall be personally liable to the company or our shareholders for monetary damages for breach of fiduciary duty as a director, except:

     (1)  for any breach of the director’s duty of loyalty to us or our shareholders;

     (2)  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (3)  for dividends, stock repurchases, and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws;

     (4)  for any transaction from which the director derived an improper personal benefit; or

     (5)  for any act or omission occurring prior to the effective date of the provision limiting such liability in our Articles of Incorporation.

     Article VIII does not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. This Article also does not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

Item 16. Exhibits.

Exhibit	Description

2.1	Agreement and Plan of Reorganization dated as of January 21, 1999 among FSI, BMI International, Inc. and YieldUP International, Corporation (1)

2.2	Agreement and Plan of Reorganization among FSI, Spectre Acquisition Corp., and Semiconductor Systems, Inc. (2)

2.3	Asset Purchase Agreement dated as of June 9, 1999 between FSI International, Inc. and The BOC Group, Inc. (3)

4.1	Restated Articles of Incorporation of FSI (4)

4.2	Articles of Amendment of Restated Articles of Incorporation of FSI (5)

4.3	Restated and Amended By-Laws of FSI (6)

4.4	Form of Rights Agreement dated as of May 22, 1997 between FSI and Harris Trust and Savings Bank, National Association, as Rights Agent (7)

4.5	Amendment dated March 26, 1998 to Rights Agreement dated May 22, 1997 by and between FSI and Harris Trust and Savings Bank, as Rights Agent (8)

4.6	Amendment dated March 9, 2000 to Rights Agreement dated May 22, 1997, as amended on March 26, 1998 by and between FSI and Harris Trust and Savings Bank, as Rights Agent (9)

4.7	Third Amendment dated April 3, 2002 to Rights Agreement dated May 22, 1997, as amended on March 26, 1998 and March 9, 2000 by and between FSI and Harris Trust and Savings Bank, as Rights Agent (10)

4.8	Form of Purchase Agreement, dated April 4, 2002 (11)

4.9	Schedule of Purchasers which have executed the Form of Purchase Agreement, dated April 4, 2002*

5	Opinion of Faegre & Benson LLP as to the legality of the shares being registered*

23.1	Consent of Faegre & Benson LLP (contained in Exhibit 5 to this Registration Statement)*

23.2	Consent of KPMG LLP*

24	Powers of Attorney*

*	Filed herewith.

(1)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on January 27, 1999 (File No. 0-17276).

(2)	Incorporated by reference to FSI’s Registration Statement on Form S-4 (as amended), filed with the Commission on March 21, 1996 (Registration No. 333-01509).

(3)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on June 24, 1999 (File No. 0-17276).

(4)	Incorporated by reference to FSI’s Quarterly Report on Form 10-Q for the quarter ended February 24, 1990 (File No. 0-17276).

(5)	Incorporated by reference to FSI’s Annual Report on Form 10-K for the fiscal year ended August 28, 1999 (File No. 0-17276).

(6)	Incorporated by reference to FSI’s Quarterly Report on Form 10-Q for the fiscal year ended February 23, 2002 (File No. 0-17276).

(7)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on June 5, 1997 (File No. 0-17276).

(8)	Incorporated by reference to FSI’s Registration Statement on Form 8-A/A, filed with the Commission on April 16, 1998 (Registration No. 0-17276).

(9)	Incorporated by reference to FSI’s Quarterly Report on Form 10-Q for the fiscal year ended May 27, 2000 (File No. 0-17276).

(10)	Incorporated by reference to FSI’s Registration Statement on Form 8-A/A-2, filed with the Commission on April 9, 2002 (Registration No. 0-17276).

(11)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on April 5, 2002 (File No. 0-17276).

Item 17 Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chaska, State of Minnesota, on April 12, 2002.

FSI International, Inc.

By	/s/ Donald S. Mitchell

Donald S. Mitchell
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 12, 2002.

Signature	Capacity

/s/ Donald S. Mitchell	Chairman and Chief Executive Officer
Donald S. Mitchell	(Principal Executive Officer) and Director

/s/ Patricia M. Hollister	Chief Financial Officer
Patricia M. Hollister	(Principal Financial and Accounting Officer)

James A. Bernards
Willem D. Maris
Krishnamurthy Rajagopal	A majority of the board of directors*
Terrence W. Glarner
Charles R. Wofford

*	Patricia M. Hollister, by signing her name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Company pursuant to powers of attorney duly executed by such persons.

By:	/s/ Patricia M. Hollister

Patricia M. Hollister, Attorney-in-Fact

INDEX TO EXHIBITS

Method
Exhibit	Description	of Filing

2.1	Agreement and Plan of Reorganization dated as of January 21, 1999 among FSI, BMI International, Inc. and YieldUP International, Corporation (1)	Incorporated by Reference

2.2	Agreement and Plan of Reorganization among FSI, Spectre Acquisition Corp., and Semiconductor Systems, Inc. (2)	Incorporated by Reference

2.3	Asset Purchase Agreement dated as of June 9, 1999 between FSI International, Inc. and The BOC Group, Inc. (3)	Incorporated by Reference

4.1	Restated Articles of Incorporation of FSI (4)	Incorporated by Reference

4.2	Articles of Amendment of Restated Articles of Incorporation of FSI (5)	Incorporated by Reference

4.3	Restated and Amended By-Laws of FSI (6)	Incorporated by Reference

4.4	Form of Rights Agreement dated as of May 22, 1997 between FSI and Harris Trust and Savings Bank, National Association, as Rights Agent (7)	Incorporated by Reference

4.5	Amendment dated March 26, 1998 to Rights Agreement dated May 22, 1997 by and between FSI and Harris Trust and Savings Bank, as Rights Agent (8)	Incorporated by Reference

4.6	Amendment dated March 9, 2000 to Rights Agreement dated May 22, 1997, as amended on March 26, 1998 by and between FSI and Harris Trust and Savings Bank, as Rights Agent (9)	Incorporated by Reference

4.7	Third Amendment dated April 3, 2002 to Rights Agreement dated May 22, 1997, as amended on March 26, 1998 and March 9, 2000 by and between FSI and Harris Trust and Savings Bank, as Rights Agent (10)	Incorporated by Reference

4.8	Form of Purchase Agreement, dated April 4, 2002 (11)	Incorporated by Reference

4.9	Schedule of Purchasers which have executed the Form of Purchase Agreement, dated April 4, 2002.	Filed Herewith

Method
Exhibit	Description	of Filing

5	Opinion of Faegre & Benson LLP as to the legality of the shares being registered	Filed Herewith

23.1	Consent of Faegre & Benson LLP (contained in Exhibit 5 to this Registration Statement)	Filed Herewith

23.2	Consent of KPMG LLP	Filed Herewith

24	Powers of Attorney	Filed Herewith

(1)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on January 27, 1999 (File No. 0-17276).

(2)	Incorporated by reference to FSI’s Registration Statement on Form S-4 (as amended), filed with the Commission on March 21, 1996 (Registration No. 333-01509).

(3)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on June 24, 1999 (File No. 0-17276).

(4)	Incorporated by reference to FSI’s Quarterly Report on Form 10-Q for the quarter ended February 24, 1990 (File No. 0-17276).

(5)	Incorporated by reference to FSI’s Annual Report on Form 10-K for the fiscal year ended August 28, 1999 (File No. 0-17276).

(6)	Incorporated by reference to FSI’s Quarterly Report on Form 10-Q for the fiscal year ended February 23, 2002 (File No. 0-17276).

(7)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on June 5, 1997 (File No. 0-17276).

(8)	Incorporated by reference to FSI’s Registration Statement on Form 8-A/A, filed with the Commission on April 16, 1998 (Registration No. 0-17276).

(9)	Incorporated by reference to FSI’s Quarterly Report on Form 10-Q for the fiscal year ended May 27, 2000 (File No. 0-17276).

(10)	Incorporated by reference to FSI’s Registration Statement on Form 8-A/A-2, filed with the Commission on April 9, 2002 (Registration No. 0-17276).

(11)	Incorporated by reference to FSI’s Current Report on Form 8-K, filed with the Commission on April 5, 2002 (File No. 0-17276).